American Bonanza Gold Corp.
Management’s Discussion and Analysis
(Three months ended March 31, 2009, as of May 7, 2009)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp. (“the Corporation”) annual audited consolidated financial statements for the year ended December 31, 2008 and the unaudited consolidated financial statements of the Corporation for the three months ended March, 2009 and 2008. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis may be deemed forward-looking statements. All statements other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below.

Description of Business

The Corporation is an exploration stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its advanced stage 100% owned Copperstone gold project in Arizona and continues its advanced exploration program on its 100% owned Fenelon gold project located in Quebec. An aggressive surface drilling program is ongoing to expand the known resource of both projects and to test several high priority exploration targets. In addition to these advanced properties, the Corporation continues to progress other projects, including the Martiniere and Northway in Quebec, Gold Bar in Nevada, and Northshore in Ontario.

Overview of Performance

The Corporation’s working capital as at March 31, 2009 was $4,307,792 compared with a working capital position of $5,726,261 as at December 31, 2008. The change in working capital was the result of funds used for operating activities in the period totalling $457,724 (2008 – $440,631) and use of funding in the exploration expenditures at the Copperstone, Fenelon and other properties totalling $322,283 (2008 – $426,829). The loss for the three months ended March 31, 2009 was $677,138 or $0.01 per share compared with a net loss of $416,062 or $0.00 per share for the three months period ended March 31, 2008. Significant components of current period’s loss was stock-based compensation expense of $327,955 (2008 audit adjusted - $96,119).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

Currently the Corporation is working on a feasibility study to examine various methods for placing Copperstone into production. The last two years of drilling has identified two zones with significant potential to increase the size of the resources. The Corporation’s main objective is to finish the feasibility study during the first half of 2009, make a production decision and commence permitting and construction.

Significant background work has been completed, including environmental preparation work and engineering work. Copperstone is a pre-disturbed site and has power and water supplies in place and on site. The gold mineralization has been accessed in underground workings.

The Northway Project in Quebec is a joint venture with Agnico-Eagle The joint venture includes both Agnico-Eagle’s Vezza deposit and American Bonanza’s Northway deposit. Agnico-Eagle is the operator of the joint venture, and has invested considerable infrastructure into the area. The joint venture is drilling Bonanza’s half of the deposit with the aim to increase the resources above a certain cut-off grade that would make the gold deposits economic for mining.

The Corporation is also examining the merits of a possible small production development at the 100% owned Fenelon Project in northern Quebec, and is always looking to realize value on other, non-core assets as with the recent sale of the Taurus Project.

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for, and as of the end of, each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	Three months ended		Year Ended December 31,
	March 31,
	2009	2008	2008	2007	2006
	$	$	$	$	$
Net loss	(677,138)	(416,062)	(3,883,826)	(946,457)	(1,740,706)
Net loss per share	(0.01)	(0.00)	(0.03)	(0.01)	(0.02)
Total cash and cash equivalents	1,870,629	3,398,603	2,650,636	4,266,063	6,150,005
Working capital	4,307,792	5,355,736	5,726,261	5,963,158	6,980,811
Total liabilities	1,541,397	1,974,784	1,739,187	1,626,804	1,951,981
Total assets	55,870,092	60,661,516	57,167,469	60,963,361	59,751,226
Shareholders’ equity	54,328,695	58,686,732	55,428,282	59,336,557	57,799,245

Results of Operations

For the three months ended March 31, 2009, the Corporation had a net loss of $677,138 or $0.01 per share compared to a net loss of $416,062 or $0.00 per share with the corresponding period in 2008. Stock-based compensation expense for this period was $327,955 (2008 audit adjusted - $96,119). Interest income decreased to $6,663 during the current quarter compared to $27,325 in 2008. General and administrative costs increased to $235,408 from $166,051 in 2008. Some significant components of the general and administration costs include management fees, consultant and salaries of $134,778 (2008 – $61,739), legal and accounting $1,764 (2008 - $7,608) and public company expenses $52,387 (2008 - $72,331).

Exploration office expenses increased to $37,166 in the period from $22,077 in 2008. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters (25,247 feet). In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 17 drill holes and a combined length of 5,482 meters (17,980 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling.

During the summer of 2008, the Corporation commenced its Phase III exploration drilling campaign which targeted the South Pit and the Southwest gold zones with 15 drill holes of combined length of 4,313 meters (14,147 feet) completed. The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

Total development and exploration expenditures at the Copperstone project during the three month period ended March 31, 2009 totalled $2,377,406 or $20,517,165 since the program began in 2003.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completely quarters of fiscal 2009, 2008 and 2007 are as follows:

(In thousand of dollars	2009	2008				2007
except amounts per share)	Mar.	Dec.	Sep.	Jun.	Mar.	Dec.	Sept.	Jun.
	$	$	$	$	$	$	$	$
Cash and cash equivalents	1,871	2,651	3,491	4,165	3,399	4,266	1,280	2,614
Working Capital	4,308	5,726	4,755	6,139	5,356	5,963	3,379	4,415
Total assets	55,870	57,167	59,842	60,039	60,662	60,963	58,786	59,266
Shareholder’s equity	54,329	55,428	58,059	58,326	58,687	59,337	55,612	55,790
Net loss	677	3,088	208	172	416	63	162	449
Net loss per share	(0.01)	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Corporation’s working capital as at March 31, 2009 was $4,307,792 compared with a working capital position of $5,726,261 as at December 31, 2008. The decrease in working capital in the period was the result of the expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $322,283 (2008 – 426,829). Use of funds to support operating activities was $457,724 (2008 – $440,631). As of March 31, 2009, $639,470 accrued receivable from the Ministry of Natural Resources of the Government of Quebec related to exploration expenditures occurred in that province during the previous years remained outstanding. The decrease in working capital and available funding for expenditures compared to previous year was the result of overall reduced business activities.

On May 31, 2006 the Corporation completed a private placement of flow-through shares and units with Dundee Securities Corporation and Haywood Securities Inc. (the “Agents”) in the amount of $8,140,000. The private placement consisted of 7,400,000 flow-through shares at a price of $0.55 per share, for gross proceeds of $4,070,000, and 7,400,000 units at a price of $0.55 per unit, for gross proceeds of $4,070,000. Each unit was comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 until November 30, 2007.

The Agents were paid a cash fee equal to 7.0% of the total gross proceeds raised in the private placement. In addition, the Agents received compensation warrants exercisable for non-flow-through common shares of the Corporation equal in number to 7.0% of the number of flow-through shares and units sold under the private placement. The compensation warrants were exercisable at a price of $0.65 per compensation share until November 30, 2007.

In November 2007, upon TSX approval, 4,736,000 share purchase warrants were re-priced from $0.65 to $0.30 and the expiry date were extended from November 30, 2007 to June 2, 2008. These warrants expired on June 2, 2008.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782.

On November 15, 2007, the Corporation entered into an agreement with Agnico-Eagle Mines Limited (“Agnico-Eagle”) for the joint exploration and development of the Corporation’s Northway property and Agnico-Eagle’s Vezza property.

The agreement provides that the Corporation will grant Agnico-Eagle the option to acquire a 70% interest in the Northway property. To exercise the option, Agnico-Eagle must expend $1,699,500 in exploration expenditures on the Northway property over a three year period and must assign a 30% interest in the Vezza property to the Corporation. After exercise of the option, the combined Northway and Vezza properties will be operated on a joint venture basis with the Corporation initially holding a 30% interest in the joint venture. Agnico-Eagle will be the operator during the initial option period and under the joint venture.

The Corporation has agreed to fund $160,500 in exploration expenditures during the first year, and a total of $555,000 during the remaining two years. Failure by the Corporation to contribute the required expenditures in the following two years will result in the dilution of its ownership interest percentage in both the Vezza and the Northway properties upon exercise of the option by Agnico-Eagle, who has agreed to fund $374,500 towards the first year expenditures. However, if Agnico-Eagle fails to contribute the balance of their projected expenditures, they will not acquire any interest in the Northway property and each party will recover their original 100% interest in their respective properties.

After the exercise of the option, Agnico-Eagle will have the right to increase its interest in the property by 10% by solely financing expenditures required to complete a feasibility study on the property. Should either party be diluted to less than a 10% interest in the properties, their interest will be converted to a 1% net smelter return royalty, of which up to one half may be purchased for $1,000,000.

On December 19, 2007 the Corporation completed a private placement of selling 3,267,000 units through Dundee Securities Corporation (the "Agent"), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consisted of two common shares, of which one was designated as a "flow-through share" for the purposes of the Income Tax Act (Canada) and one common share which was not designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of the Corporation at a price of $0.30 per share until June 19, 2009. Using the Black-Schole valuation model, a value of $33,100 was assigned to the 522,720 share purchase warrants with a weighted average price of $0.06 per warrant,

1.5 year expected life, 63% volatility and 3.87% risk free rate. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement were subject to four month hold period that expired April 19, 2008. The proceeds from this financing was used primarily to fund ongoing exploration at the Corporation's Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

On December 31, 2007 the Corporation entered into a non-brokered private placement to issue 2,500,000 units with the same terms as the December 19, 2007 financing for total proceeds of $1,000,000.

As at March 31, 2009, the Corporation had cash of $1,870,629 compared to $2,650,636 as at December 31, 2008.

As a mining company in the exploration stage, the future liquidity of the Corporation will be affected principally by the level of exploration expenditures and by its ability to raise an adequate level of capital through the equity markets. In management’s opinion, the Corporation’s current working capital will be sufficient for funding its planned exploration programs in 2009.

Transactions with Related Parties

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. As of March 31, 2009, there were $29,611 (2008 - $29,061) accounts receivable due from companies with certain directors in common.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangement.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have instituted a system of controls for the Corporation to provide reasonable assurance as to the reliability of the financial information and that the financial statements are prepared, for external purpose, in accordance with GAAP. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s disclosure controls and procedures have concluded that, as of such date, the Corporation’s disclosure controls and procedures were effective to ensure that material information relating to the Corporation was made known to them by others within the Corporation during the period.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by our Corporation is recorded, processed, summarized and reported within the time periods specified. The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for the Corporation.

The Chief Executive Officer and the Chief Financial Officer have concluded, based on an evaluation as of March 31, 2009, that the disclosure controls and procedures for the Corporation was effective to provide reasonable assurance that material information related to the Corporation is made known. It should be noted that while the Corporation’s Chief Executive Officer and the Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that the system of internal control are effective, they do not guarantee that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects are based on estimated underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Exploration and Development Risks

There is no certainty that the expenditures made or to be made by the Corporation in the exploration of its properties will result in discoveries of mineralized material in commercially viable quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits. Mining operations generally involve a high degree of risk which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The business of gold mining is subject to a variety of risks such as industrial accidents, flooding, environmental hazards such as fires, technical failures, labour disputes and other accidents at the mine facilities. Such occurrences, against which the Corporation cannot or may elect not to insure, may delay production, increase production costs or result in liability. The payment of such liabilities may have a material adverse effect on the Corporation’s financial position.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral Resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material adverse effect on the Corporation’s results of operations, may delay the development of its mineral projects, and reduce the funds available for further mineral exploration.

Operating History

The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Joint Venture Interests

The Corporation currently has funding commitments under the option agreement with Agnico-Eagle, and will enter into a joint venture agreement with Agnico-Eagle upon Agnico-Eagle completing its required work on the Northway property. The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely that additional capital required by the Corporation will be raised through the issuance of additional equity securities, resulting in dilution to the Corporation’s shareholders.

Exploration Stage Corporation

The Corporation has no production revenue. Moreover, the Corporation has no commercially viable properties. The Corporation has completed a preliminary assessment on its Copperstone project located in Arizona. At this stage and prior to a positive production decision being made on the Copperstone project or any other project the Corporation holds, the Corporation is deemed an “Exploration Stage Corporation”.

Adoption of New Accounting Standards

Assessing going concern

Effective January 1, 2008, the Corporation adopted the amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”. This amended section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard has no material impact on the Corporation’s financial statements.

Capital disclosure

Effective January 1, 2008, the Corporation adopted the new ClCA Handbook Section 1535 "Capital Disclosures". The objective of this new standard is to disclose information concerning the Corporation's capital and how it is managed as well as any externally imposed capital requirements. The adoption of this standard had no effect on the Corporation's financial position, operations or cash flows. Disclosure relating to this standard is included in note 14 to the consolidated financial statements for 2008.

Financial Instruments

On January I, 2008 the Corporation adopted the new ClCA Handbook Sections 3862 "Financial Instruments - Disclosures" and 3863 "Financial Instruments - Presentation". The objective of these disclosure standards is to provide information about the significance of financial instruments to the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments to which the Corporation is exposed and how the Corporation manages those risks. Disclosures relating to these standards are included in note 14

GlCA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the ClCA issued new ClCA 3064, “Goodwill and Intangible Assets”, replacing ClCA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS") and U.S. GAAP. The effective date of adopting this standard for the Corporation is January 1, 2009. This standard is not expected to impact the Corporation's financial statements.

Adoption of International Financial Reporting Standards

The ClCA's Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of developing a plan for the implementation of IFRS and will assess the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and system before the 2011 fiscal year, in time to enable the Corporation to record transactions under IFRS for comparative purposes in the 2011 financial year reporting.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, accounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

Marketable securities are subject to market price fluctuations. The effect of adopting the new accounting standards on the marketable securities as at January 1, 2007 is summarized below. As prescribed by these standards, prior periods have not been restated.

	March 31, 2009
			Accumulated
	Fair Value	Cost	unrealized
			gains (losses)
	$	$	$
- Bayswater Uranium Corporation	3,705	10,200	(6,495)
- Hawthorne Gold Corp.	1,980,395	2,662,500	(682,105)

	1,984,100	2,672,700	(688,600)

The Corporation has designated its marketable securities as available-for-sale and recorded the unrealized losses in other comprehensive income.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation will continue to focus the majority of its exploration and development efforts in the United States and Canada for purposes of the acquiring, exploring and developing high-grade gold projects.

The Corporation’s current objective is to advance the Copperstone project towards gold production. The 2009 projects underway at Copperstone include underground mine planning, negotiation of plant construction contracts, drilling to expand the gold resources in two recent discovery areas, and other preparations to commence mine permitting during 2009.

As an Exploration Stage Company the liquidity of the Corporation will be affected principally by the level of its development and exploration expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned exploration programs at the Copperstone, Fenelon and other Canadian exploration assets.

The Corporation will continue to evaluate its funding requirements on a going forward basis in its efforts to meet its future development and growth initiatives.

SUBSEQUENT EVENTS

(a)

Subsequent to March 31, 2009, the Corporation completed a non-brokered private placement of 2,582,913 flow- through shares, at a price of $0.08 per share for gross proceeds of approximately $206,600. No commission was paid on the financing.

(b)

Subsequent to March 31, 2009, the Corporation received the 2008 Refundable Tax Credit from the Quebec Government of $417,951 thereby reducing the resulting Mining Duty and Refundable Tax Credit receivable to $221,519.